UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

Pamela Little

Co-Chief Executive Officer and Chief Financial Officer

ATS Corporation

7925 Jones Branch Drive

McLean, VA 22102

Telephone: (571) 766-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Squire Sanders (US) LLP

1200 19th Street, NW
Suite 300
Washington, D.C. 20036

Attention: James J. Maiwurm

Telephone: (202) 696-6600

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No.1 (this “Amendment”) amends the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by ATS Corporation, a Delaware corporation (the “Company”) on February 29, 2012. This Amendment relates to the tender offer by Atlas Merger Subsidiary, Inc. a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company, at a purchase price of $3.20 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” and together with the Offer to Purchase the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, originally filed by Purchaser with the SEC on February 28, 2012 and amended on March 1, 2012. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated by reference therein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(9) Salient-ATSC Transition Help Q&As, dated March 6, 2012”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ATS Corporation
By:	/s/ Pamela A Little
	Name:	Pamela A. Little
	Title:	Co-Chief Executive Officer and Chief Financial Officer

Dated: March 6, 2012

Salient-ATSC Transition Help Q&As

POSTED 6 MARCH 2012

Will any Floating Holiday balances will be transferred?

Any unused floating holidays will be credited to your holiday balance at the time payroll is transferred. You must use all floating holidays prior to the end of the calendar year. Any floating holidays that are not used by the end of the calendar year are forfeited.

I have a small amount of stock in ATSC, and would like to get more information concerning when and how the stock will be purchased. At what amount will the stock be purchased?

A tender offer package should have been sent to your home address by D.F. King, Salient’s Information Agent for the transaction (via regular mail last week). That package outlines the process for Salient’s purchase of the shares of ATSC stock that you own. If your shares are in a brokerage account, you will receive that information via your broker and you will need to process the transaction with your brokerage firm. If your paper certificates for your shares are still in your possession or are in the safe at headquarters, you will need to complete the paperwork in the package you receive (the Letter of Transmittal and any other documents required by the Letter of Transmittal), attach that paperwork to the original paper certificates, and surrender those shares to the buyer per the instructions.

For those with paper certificates either in your possession or in the safe, ATSC can help you complete the paperwork and submit the certificates and paperwork together on your behalf as described in the documentation you received. Please contact Joann O’Connell (joconnell@atsc.com or 571-766-2790). In any case, you will need to send in the information by March 26, 2012.

Pursuant to the merger agreement executed on February 21, 2012, shareholders will receive $3.20 per share for their ATS stock.

Will the old ATSC employees be given the opportunity to keep their 401(k) plans with T Rowe Price? Or, will it be a must to rollover their 401(k) plans to the new employer 401(k) plan?

The ATSC 401(k) will be terminated prior to the closing of the acquisition. All accounts must be distributed out of the plan as part of the closing of the plan. To preserve the tax benefits of the 401(k), you will be given an option to roll over your money into a qualified IRA with another firm of your choosing including T Rowe Price or you may roll it into Salient’s 401(k). Salient’s 401(k) provider, Diversified, will be traveling to ATSC sites to discuss our plan and to help make rolling the money into the Salient plan easier for you.

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Salient-ATSC Transition Help Q&As

Currently, ATSC is using T-Rowe Price and I have been very happy with the selection of the mutual funds I have made for my account. I would like to know who manages Salient’s 401k accounts and where I could find what mutual funds they offer?

Salient’s seasoned executive team has negotiated benefit provider contracts with best in class providers who typically deliver services to company many times our size. This includes our contract with our 401(k) provider, Diversified Investment Advisors. Typically delivering services in the jumbo employer marketplace, Salient was able to cast the vision and sell a true partnership to Diversified. Diversified has been honored to receive widespread industry recognition for excellence in retirement plan services (www.divinvest.com). Our mutual funds line up is truly best in class for a company sponsored 401(k) plan. Our mutual funds are assessed and measured each quarter by an independent financial advisor, Barney & Barney. You will be receiving a detailed package of information that you can review with your financial advisor that will include the funds line up. Additionally, Diversified will be conducting employee meetings soon after the closing of the acquisition. As with all financial decisions, we recommend that you weigh all the pros and cons and make the decision that is best for you.

What is the vesting schedule for the 401K? Also, can I remove all my money during the transition?

Salient’s vesting schedule is graded with 33% vesting each service year for all new contributions made in the plan. Your ATSC service is grandfathered for purposes of vesting. If you have been with ATSC for 3 or more years, you will be 100% vested in Salient’s matching contributions. If you have been with ATSC less than three years, your matching contributions will be subject to the graded schedule. If you roll money into the plan, the money that is rolled over is 100% vested and will always be your money. All ATSC 401(k) must be distributed out of the plan. To preserve the tax favored status of the distribution, the funds may be rolled into a special IRA or into Salient’s 401(k). We will be hosting a number of meetings at various ATSC offices to help employees fully understand their options.

I elected to have both a health care FSA and Dependent Care FSA in 2012 through ATSC. What will happen to my accounts?

Your health care FSA will be terminated at the same time your benefits are terminated (which we expect to be on May 31, 2012). You will have a grace period to file claims for services received prior to the termination date. Flexible spending accounts have a use or lose feature. Any money left in your ATSC health care flexible spending account after the claims filing termination period will be forfeited. During your special open enrollment period with Salient, you will have several pretax savings accounts that you can choose to participate in for the remainder of 2012.

Your dependent care elections will remain in place but the vendor will be changed coincident with the move to Salient benefits. We will automatically set your dependent care FSA election to the same level you chose for 2012.

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Salient-ATSC Transition Help Q&As

Why not continue the ATSC Kaiser "option" in Salient? ATSC already has an established relationship with Kaiser. Many, if not most, companies in the Federal IT Contractor market-space offer both a PPO and HMO option. Kaiser is less expensive for both the employee and Salient, and it arguably offers superior "health-maintenance" than more conventional health insurance. Finally, keeping the Kaiser option alive will eliminate the need for many current ATSC employees to scramble for new doctors, which could result in a smoother transition for Salient as well.

We understand that participation in an HMO is convenient. Salient’s health and wellness philosophy is built upon engagement. We believe that consumers of healthcare should be knowledgeable about the cost and quality of their care. Our consumer-based model does not include an HMO. As we approach the open enrollment period, we will be providing a number of opportunities to learn more about our healthcare coverage and pricing.

Our healthcare philosophy is part of our total rewards strategy which is designed to bring value to our clients, to our company, and to our employees. We have designed our programs with great care and deliberation, and believe that our strategy will allow us to build a top performing mid-tier federal services company.

The ATSC Kaiser total premium, which includes both the employer’s and employee’s share, is similar to Salient medical premium. It is important to note that market trend for HMOs and PPOs are escalating far more quickly than that for a consumer-based medical plan. The future escalations will cause the Kaiser premium to quickly outpace the premium for Salient’s consumer-based plan.

Currently, we have Kaiser Permanente. This plan is cost effective for us as well as very convenient. To choose Cigna to provide health care coverage for those of us who currently have Kaiser would be more expensive for both Salient and us individually. As I am sure there are multiple ATSC employees who participate in the Kaiser Permanente plan, is it possible to keep this health care option under Salient?

Also, if keeping Kaiser will not be considered, can you provide the health benefits summary that includes employee cost and coverage? This will allow Kaiser holders to weigh their options.

For first part of question please see previous question. As we approach the open enrollment period, we will be providing a number of opportunities to learn more about our healthcare coverage and pricing.

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Salient-ATSC Transition Help Q&As

This communication is neither an offer to purchase nor solicitation of an offer to sell securities. A subsidiary of Salient has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC has filed a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials have been made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov.

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